July 8, 2021

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Cara Wirth

Re:	Latch, Inc.
Registration Statement on Form S-1
File No. 333-257373

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on July 12, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Latch, Inc. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Ryan J. Maierson of Latham & Watkins LLP, counsel to the Company, at (713) 546-7420, or in his absence, Nick S. Dhesi at (713) 546-7409, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours, Latch, Inc.

By:	/s/ Luke Schoenfelder

Luke Schoenfelder
Chief Executive Officer and Chairman of the
Board of Directors

cc:	Ryan J. Maierson

Nick S. Dhesi